December 31, 2025

Remy Luthringer
Chief Executive Officer and Chairman of the Board of Directors
Minerva Neurosciences, Inc.
1500 District Avenue
Burlington, MA 01803

       Re: Minerva Neurosciences, Inc.
           Registration Statement on Form S-3
           Filed December 23, 2025
           File No. 333-292410
Dear Remy Luthringer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Ryan Sansom, Esq.